February 14, 2011

John Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Clean Harbors, Inc.
Form l0-K for the year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 1-34223

Dear Mr. Hartz:

On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the supplemental comment letter dated February 2, 2011 (the “Supplemental Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (the “Q3 2010 Form 10-Q”).

The Company responds as described below to the comment in the Supplemental Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Audited Financial Statements

Note 2 - Significant Accounting Policies, page 65

1.             We note your response to comment three from our letter dated January 6, 2011.

Please tell us the following:

•              Quantify the total amount of legal costs, by year, that you have capitalized for the Deer Trail Facility since the license was issued to you by CDPHE;

•              Quantify the amount of any other legal costs, by year, that you have capitalized in defense of permits after the issuance of the permit; and

•              The specific evidence you relied upon to determine that the capitalized legal costs increased the value of your Deer Trail Facility’s permit.

RESPONSE   To provide some background as it relates to the Deer Trail facility, the Company has owned and operated this facility since September of 2002 when it was acquired through an acquisition.  The Deer Trail facility is located in a remote part of Colorado and the amount of hazardous waste that it could competitively receive was limited. For the two years ended December 31, 2005, Deer Trail’s revenues were $2 million and gross profit (loss) was $(1.6) million as the amount of revenue was insufficient to cover the fixed costs required to operate the facility.  As part of the Company’s plan to improve gross profit and operating results at this facility and believing that Deer Trail’s location would be an advantage, the Company initiated a process to seek a low level radioactive materials permit which would provide a new waste stream, and additional revenues.  By increasing the revenue, the fixed costs required to operate the facility would be allocated over a larger base thereby improving gross profit and operating results. In January 2006, the Company received a low level radioactive materials permit allowing the Company to accept certain low level radioactive materials known as “NORM/TENORM” at its Deer Trail facility. Such a permit is valuable and rare as currently only six landfills in the United States, including Deer Trail, have permits allowing the acceptance of low level radioactive waste at the levels permitted at Deer Trail. Based upon current consumption rates, the remaining life of Deer Trail is approximately 20 years, during which the Company will be able to receive low level radioactive material.

A more detailed explanation of the Company’s position is appended hereto as Addendum “A”.  Pursuant to 17 C.F.R. § 200.83, the Company is requesting that the information contained in Addendum “A” not be disclosed pursuant to a request under the Freedom of Information Act.  In addition, the Company is requesting that Addendum “A” be returned to the Company in accordance with Rule 12b-4.

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter.  Thank you for your assistance.

Sincerely,

/S/ James M. Rutledge
James M. Rutledge
Executive Vice President and Chief Financial Officer
(781) 792-5125

cc:	Lisa Etheredge, Staff Accountant
Alan S. McKim, Chief Executive Officer